EX99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Westport Fuel Systems Inc. (“Westport”)

Suite 101, 1750 West 75 Avenue

Vancouver, British Columbia V6P 6G2

2.	Date of Material Change

April 28, 2017

3.	News Release

News releases with respect to the material change described herein were issued by Westport on April 17, 2017 and May 1, 2017 through CNW Group. Copies of the news releases are attached as Schedule “A” hereto.

4.	Summary of Material Change

On April 28, 2017, Westport closed the sale of its assets used in the business of development, manufacture and sales of diesel and electronic auxiliary power units (“APUs”) for truck and rail applications (the “APU Business”) to Carrier Corporation (“Carrier”), a Delaware corporation.

5.	Full Description of Material Change

On April 14, 2017, Westport entered into an asset purchase agreement (the “Agreement”) with Carrier, pursuant to which Westport agreed to sell all or substantially all of its assets used in the APU Business for cash consideration of USD$70,000,000 subject to certain working capital adjustments and holdbacks in accordance with the terms of the Agreement.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information concerning the material change described herein, please contact:

Todd Skene

Manager, Investor Relations

Phone: (604) 718-2046

9.	Date of Report

May 8, 2017

SCHEDULE “A”

NEWS RELEASES

(attached)

Westport Fuel Systems Announces the Signing of a Definitive Agreement to Sell its APU Assets for USD$70 million

~Sale in-line with previously announced portfolio review~

VANCOUVER, April 17, 2017 /CNW/ - Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today announced that it has entered into a definitive agreement to sell the assets of its Auxiliary Power Unit (“APU”) business for $70 million United States dollars, subject to certain customary adjustments. The transaction is expected to close within a few weeks. The divestiture is consistent with Westport’s strategy to streamline its business and product lines and focus on alternative fuel solutions for the transportation and automotive industries.

“We are pleased to have completed this transaction as part of our portfolio review that began with the closing of the merger with Fuel Systems in June of 2016” stated Nancy Gougarty, CEO of Westport Fuel Systems. “After a careful assessment of the APU product line and its fit with the other Westport Fuel Systems businesses, we decided it made the most sense for our shareholders to pursue this sale.”

J.P. Morgan acted as financial advisor for Westport Fuel Systems on the transaction.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2017/17/c6343.html

%SEDAR: 00004375E

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 07:00e 17-APR-17

Westport Fuel Systems Announces the Closing of the Sale of the IMPCO APU Assets

VANCOUVER, May 1, 2017 /CNW/—Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today announced the closing of its previously announced sale of the assets of its IMPCO Auxiliary Power Unit (“APU”) business. Net proceeds to the company at closing were approximately $60 million US dollars, after adjusting for estimated net working capital, transaction costs, hold back amounts and other deal related expenses. Westport Fuel Systems has entered into an agreement to supply APU systems and parts to the purchaser for approximately 5 months.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation and industrial application brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/01/c1018.html

%SEDAR: 00004375E

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718-2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 01-MAY-17